Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces investment in
White Bear Resources Inc.

Toronto, Ontario, September 29, 2011 -- Kinross Gold Corporation (“Kinross”) announced today that it has subscribed for 2,350,000 units of White Bear Resources Inc. (“White Bear”) pursuant to a private placement.  Each unit consists of one common share and one share purchase warrant.  Each warrant allows the holder to purchase one common share at an exercise price of CAD$0.20 during the two year period following the closing of the private placement. Assuming the exercise of all warrants held by Kinross, Kinross would hold 4,700,000 common shares, constituting 18.1% of White Bear’s outstanding common shares.  The subscription price for the units is CAD$0.10 per unit for an aggregate purchase price of CAD$235,000.  The private placement is subject to approval by the TSX Venture Exchange.

Kinross is acquiring the White Bear units for investment purposes. White Bear Resources Inc. is a mineral exploration and development company that, upon completion of its pending acquisition of JSC Everest Capital (a Russian-based company), will hold the rights to explore and develop the Kundat Property and the Tsentralniy Property, each located in the Kundat-Kundusuyulskaya ore zone in the Tisulskiy and Krapivinskiy Districts of the Kemerovo Region of the Russian Federation.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com